Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183614

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
SUPPLEMENT NO. 11 DATED APRIL 4, 2014
TO THE PROSPECTUS DATED APRIL 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc. dated April 26, 2013, Supplement No. 9 dated February 21, 2014, and Supplement No. 10 dated March 20, 2014. Supplement No. 9 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to disclose:

•	an update on the anticipated duration of our offering;

•	an update on the status of our offering and the ownership of our operating partnership; and

•	the reallocation of shares between our primary offering and our distribution reinvestment plan.

Anticipated Duration of Our Offering
We have previously disclosed in Supplement No. 8 dated February 20, 2014, that we anticipate that we will offer shares of our common stock in this offering until on or around May 9, 2014. We currently anticipate the closing of our follow-on offering on or around April 30, 2014. This determination is based on the current and anticipated pace of sales of our common stock. We will continue to monitor the pace of sales during the course of this offering, and may adjust our anticipated offering closing date as necessary should these factors change. We also reserve the right to terminate the offering at any time.
Status of Our Offering and Ownership of Our Operating Partnership
We commenced our initial public offering of shares of our common stock on November 6, 2009. On April 25, 2013, we terminated our initial public offering, having received gross offering proceeds of approximately $191.5 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on April 26, 2013. As of March 31, 2014, we have received gross offering proceeds of approximately $810.4 million from the sale of approximately 79.1 million shares in our Follow-on Offering. As of March 31, 2014, approximately $290.0 million in shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan. As of March 31, 2014, we have received aggregate gross offering proceeds of $1.0 billion from all offerings, including $2.4 million from a private offering of our shares that terminated on November 6, 2009.
As of March 31, 2014, we owned approximately 77.2% of the total limited partnership units (approximately 95.4% of the common units) of our operating partnership, Griffin Capital Essential Asset Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, our President, David C. Rupert, and our Vice President - Acquisitions, Don G. Pescara, owned approximately 2.1% of the total limited partnership units of our operating partnership. The remaining approximately 20.7% of the total limited partnership units were owned by unaffiliated third parties.

Reallocation of Shares Between Our Primary Offering and Our Distribution Reinvestment Plan
Our board of directors may reallocate shares in this offering from the distribution reinvestment plan to the primary offering in their sole discretion. On April 2, 2014, the board of directors agreed to reallocate $82 million in shares from the distribution reinvestment plan to the primary offering which increases the maximum offering in our primary offering to $1.082 billion.

The second and third sentences appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus (including, but not limited to discussions in the “Questions and Answers About this Offering - What kind of offering is this?” section and the “Plan of Distribution - General” section) are superseded in their entirety as follows:
We are offering up to a maximum of $1.082 billion in shares of our common stock (approximately 105.25 million shares) in our primary offering for $10.28 per share, with discounts available for certain categories of purchasers as described in “Plan of Distribution.” We are also offering up to $18.0 million in shares of our common stock (approximately 1.84 million shares) pursuant to our distribution reinvestment plan at a purchase price during this offering of approximately $9.77 per share.
The table appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

	Price to Public	Sales Commissions*	Dealer Manager Fee*	Net Proceeds (Before Expenses)
Primary Offering
Per Share	$10.28	$0.72	$0.31	$9.25
Total Maximum	$1,082,000,000	$75,740,000	$32,460,000	$973,800,000
Distribution Reinvestment Plan
Per Share	$9.77	$-	$-	$9.77
Total Maximum	$18,000,000	$-	$-	$18,000,000
The sections of the table below shall replace and supersede the corresponding sections in the table found in the “Management Compensation” table in the prospectus and all similar discussions appearing throughout the prospectus (including, but not limited to the “Prospectus Summary - Compensation to Our Advisor and its Affiliates” section) with the following:

Type of Compensation (Recipient)	Determination of Amount	Estimated Amount for Maximum Offering(1)
Offering Stage(2)
Sales Commissions (3) (Participating Dealers)
We will pay to our dealer manager, Griffin Capital Securities, Inc., 7% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers, except that no sales commission is payable on shares sold under our distribution reinvestment plan. Our dealer manager will reallow 100% of commissions earned to participating broker-dealers.
$75.74 million

Dealer Manager Fee (3) (Dealer Manager)
We will pay to our dealer manager 3% of the gross offering proceeds before reallowance to participating broker-dealers, except that no dealer manager fee is payable on shares sold under our distribution reinvestment plan. Our dealer manager will reallow a portion of its dealer manager fee to participating broker-dealers. See “Plan of Distribution.”
$32.46 million

Reimbursement of Other Organization and Offering Expenses (4) (Advisor)
Our advisor may incur or pay our organization and offering expenses (excluding sales commissions and the dealer manager fee). We will then reimburse our advisor for these amounts. In the event that we raise the maximum offering from our primary offering, we estimate that our organization and offering expenses will be approximately 1.25% of aggregate gross offering proceeds from our primary offering.
$13.525 million

Acquisition and Operational Stage

Acquisition Fees (5) (Advisor)	We will pay to our advisor up to 2.5% of the contract purchase price of each property or other real estate investment we acquire.	$23.084 million (estimate without leverage) $46.167 million (estimate assuming 50% leverage) $92.334 million (estimate assuming 75% leverage)

Acquisition Expenses (5) (Advisor)
We will reimburse our advisor for actual acquisition expenses incurred in the process of acquiring our properties. We estimate these expenses will be approximately 0.5% of the contract purchase price of each property.
$4.617 million (estimate without leverage) $9.233 million (estimate assuming 50% leverage) $18.467 million (estimate assuming 75% leverage)
The footnotes of the table above shall remain the same, except the following footnote is superseded in its entirety as follows:

(1)	The estimated maximum dollar amounts are based on the sale of the maximum of $1.082 billion in shares in our primary offering.
The “Estimated Use of Proceeds” section of the prospectus and all similar discussions appearing throughout the prospectus (including, but not limited to the “Questions and Answers - What will you do with the money raised in this offering?” section, the “Investment Objectives and Related Policies- Overview” section and the “Underwriting Compensation and Organization and Offering Expenses” section) are superseded in their entirety as follows:
The following table estimates the use of the proceeds raised in our primary offering assuming that the maximum of $1.082 billion in shares. We have not given effect to any special sales or volume discounts that could reduce the sales commissions or dealer manager fees for sales pursuant to our primary offering. Reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price, but will not affect the amounts available to us for investment. See “Plan of Distribution” for a description of the special sales.

The following table assumes that we do not sell any shares in our distribution reinvestment plan. As long as our shares are not listed on a national securities exchange, we anticipate that all or substantially all of the proceeds from the sale of shares pursuant to our distribution reinvestment plan will be used to fund repurchases of shares under our share redemption program. Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. If we sell the maximum offering, we estimate that approximately 88.75% of our gross offering proceeds will be used to primarily invest in single tenant business essential properties in accordance with our investment objectives and to pay real estate related acquisition fees and expenses. The remaining 11.25% will be used to pay sales commissions, dealer manager fees and other organization and offering expenses. We expect our acquisition fees and acquisition expenses to constitute approximately 3.41% of our gross offering proceeds, which will allow us to invest approximately 85.34% in real estate investments.
In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from this offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. In the past, we have funded distributions using proceeds from our initial public offering. See “Description of Shares-Distribution Policy-Distribution Declaration History” for additional information regarding the funding of our distributions.

	Maximum Offering ($1,082,000,000 in Shares)
	Amount	Percent
Gross Offering Proceeds	$1,082,000,000	100.00%
Less Offering Expenses:
Sales Commissions	75,740,000	7.00%
Dealer Manager Fee	32,460,000	3.00%
Organization and Offering Expenses (1)	13,525,000	1.25%
Net Proceeds(2)	960,275,000	88.75%
Acquisition Fees(3)	23,083,750	2.13%
Acquisition Expenses(4)	4,616,750	0.43%
Acquisition Expenses - Third Party(5)	9,233,500	0.85%
Amount Available for Investment(5)	$ 923,341,000	85.34%
The footnotes of the table above shall remain the same, except the following footnotes are superseded in their entirety as follows:

(3)
We will pay our advisor an acquisition fee equal to 2.5% of the contract purchase price for each property or real estate investment we acquire, which for purposes of this table we have assumed is an aggregate amount equal to our estimated amount available for investment. For purposes of this table, we have assumed that no debt is used to acquire our properties or other real estate investments. In the event we raise the maximum offering of $1.082 billion pursuant to this offering and utilize 50%, 60% or 75% leverage to acquire our properties or make other real estate investments pursuant to our acquisition strategy, we will pay our advisor acquisition fees of approximately $46,167,000, $57,709,000 and $92,334,000, respectively.

(4)
Acquisition expenses paid to our advisor represent actual costs incurred on our behalf, including, certain payroll costs for acquisition related efforts by our advisor’s personnel. Most notable would be acquisitions related efforts by the advisor’s internal legal, accounting and marketing teams. These costs are not allocated through regular overhead allocations. For purposes of this table, we have assumed advisor reimbursed acquisition expenses of approximately 0.50% of the purchase price of our properties, which we have assumed is our estimated amount available for investment. Notwithstanding the foregoing, pursuant to our charter, the total of all acquisition fees and acquisition expenses shall be reasonable, and shall not exceed an amount equal to 6% of the contract purchase price of the property. In the event we raise the maximum offering of $1.082 billion pursuant to this offering and utilize 50%, 60% or 75% leverage, we will incur acquisition expenses of approximately $9,233,000, $11,542,000 and $18,467,000, respectively.

(5)
Acquisition expenses paid to third parties include customary third party acquisition expenses we paid from offering proceeds including certain legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate. For purposes of this table, we have assumed acquisition expenses approximate 0.85% of the purchase price of our properties, which we have assumed is our estimated amount available for investment. Notwithstanding the foregoing, pursuant to our charter, the total of all acquisition fees and acquisition expenses shall be reasonable, and shall not exceed an amount equal to 6% of the contract purchase price of the property. In the event we raise the maximum offering of $1.082 billion pursuant to this offering and utilize 50%, 60% or 75% leverage, we will incur acquisition expenses of approximately $18,467,000, $23,084,000 and $36,934,000, respectively.

The second and third sentences in the “Description of Shares - Distribution Reinvestment Plan” section of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:
We are offering $18.0 million in shares of stock under our distribution reinvestment plan. The sale of these shares has been registered on the registration statement for this offering and are in addition to the $1.082 billion in shares being sold in our primary offering.
The first sentence in the first full paragraph on page 169 appearing in the “Description of Shares - Share Redemption Program” section of the prospectus and all similar discussions appearing throughout the prospectus, is superseded in its entirety as follows:
We will be required to discontinue sales of shares under our distribution reinvestment plan on the earlier of April 26, 2015, which is two years from the effective date of this offering, or the date we sell $18.0 million in shares under the plan, unless we file a new registration statement with the SEC and applicable states.